UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 28 February 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Reg. No. 1968/004880/06)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX share code: GFI
ISIN: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr NA Chohan, a director of Major Subsidiaries
Gold Fields Operations (GFO) and GFI Joint Venture Ltd, purchased
Gold Fields Limited shares on the open market in accordance with the introduction of the Company’s Minimum Shareholding Requirement (MSR)
as approved at the AGM on 18 May 2016.
Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a five-year period based on the following target shareholdings:
CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package
Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for five years and held in Escrow.
Details of the transactions are set out below:

NA Chohan
Nature of transaction On-market purchase of shares (election prior to the determination of the
FY2017 cash bonus to defer R200,000
toward the purchase of Gold Fields
shares)
Transaction Date 27 February 2018
Number of Shares 4,298
Class of Security Ordinary Shares
Market Price per Share R46.1253
Total Value R198,246.53
Vesting Period The shares will be held in Escrow for
a period of five years
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings Requirements the
necessary clearance to deal in the above securities has been obtained.

27 February 2018
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 28 February 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer